

September 17, 2014

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup, Inc.
399 Park Avenue
New York, NY 10022

      Re: Citigroup Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 3, 2014
             File No. 001-09924

Dear Mr. Gerspach:

      We have reviewed your response letter dated August 14, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 147

1.   We note your response to prior comment 4 regarding locations with controls similar to the failed controls at Banamex in which you indicated that "certain processes had been modified in the Pemex accounts receivable financing program, resulting in the elimination of some basic operating controls in the execution of that program." Your response further specifies that "the Pemex accounts receivable financing program was reflected internally as a 'buyer centric' program," but you "discovered that the program in fact was operated as 'seller centric'." Please address the following:

      •   While your "rapid review" identified no other process breakdowns at your worldwide portfolio of accounts receivable financing facilities, tell us how you considered whether it was reasonably possible that a lack of effective review and approval and segregation of duties and a lack of effective reconciliation could have resulted at other locations.

- Tell us whether and how this significant deficiency in operating effectiveness was considered in your evaluation of the effectiveness of the monitoring component of COSO. In particular, explain how you considered whether it was reasonably possible that other accounts receivable financing programs may not be operating effectively. To the extent you determined that the control process breakdowns are an indication of a deficiency in your monitoring process, tell us how you evaluated its severity.

2.   We note your response to prior comment 4 regarding your consideration of CNBV's findings and your indication that you identified an individual "within Banamex who was responsible for validating factoring documents that facilitated the fraud." Please address the following:

- Tell us if there are any other individuals at Banamex who were involved in the Pemex and Oceanografia relationships that did not identify the fraud (for example, individuals that approved the relationship and monitored the relationship). If so, how was this considered in your assessment, and in particular your evaluation of the control environment, of whether there is a reasonable possibility that the Company's controls will fail to prevent or detect a material misstatement?
- You indicated that CNBV's findings were not considered in your analysis of ICFR as of December 31, 2013 because CNBV had not issued any findings at the time you filed your 2013 Form 10-K. It is our understanding that CNBV has since issued its report. Tell us whether CNBV's report included any information of which you were previously unaware and if it reached any conclusions inconsistent with the results of your "rapid review" or any other internal reviews. If so, tell us how you considered the impact of the information in CNBV's report on your original conclusions on ICFR as of December 31, 2013.

You may contact me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant